Exhibit 99.8

NICE Named a Leader in Journey Orchestration by Top Analyst Firm

NICE Customer Engagement Analytics receives the highest rating possible in 18 criteria and is recognized for its ability to transform customer and agent journeys

Hoboken, N.J., June 18, 2020 – NICE (Nasdaq: NICE) today announced that it has been acknowledged as a Leader by Forrester Research in "The Forrester Wave™: Journey Orchestration Platforms, Q2 2020" report. Uniquely, among the vendors evaluated NICE received the highest possible scores in the Data Fusion category, highlighting the ability of its Customer Engagement Analytics (CEA) solution in helping organizations to efficiently connect disparate datasets. NICE also received the highest possible scores in the Planned Enhancements, User Research and Market Presence categories, and amongst the top scores in the Journey Discovery criteria. For a complimentary copy of the report, please click here.

In the report, Forrester Research noted " NICE uses analytics and AI to drive CX, digital, and workforce (agent) transformation. The platform combines structured data (interactive voice response [IVR], CRM, customer profile data, and VoC) and unstructured data (agent notes, text, and voice) at the journey, topic, word, sentiment, and personality level to optimize CX. The vendor has integrated offerings for IVR optimization, digital containment, interaction analytics, customer journey optimization, and real-time personalization. Use cases include sales effectiveness, churn, retention, and cost management." The report also noted, “the platform is a good fit for companies looking to transform customer and agent journeys and analyze unstructured data."

Barry Cooper, NICE Enterprise Group President, said, "As organizations go through unprecedented change in the pace and method in which they interact with customers, it is vital that they remain agile and leverage the power of analytics to optimize both the end customer’s experience and the cost to deliver it. We believe this report reflects the view of our customers and testifies to the direct connection between our AI-powered Customer Engagement Analytics solutions and improved customer journeys, experiences and loyalty.”

NICE Customer Engagement Analytics enables organizations to capture and analyze all customer interactions, transactions and lifecycle events to get a complete view of the customer journey. Powered by state-of-the-art Big Data technology, it identifies individual customers and sequences their interactions across time and touchpoints to understand the context of every contact, uncover patterns, predict needs and personalize interactions in real-time.

An important component of NICE's suite of analytics solutions recognized in the report is the Journey Excellence Score, a pioneering metric designed to precisely measure the quality of customer experience across multiple channels and interactions over time. As the report notes, “The platform uses AI to calculate a single metric or Journey Excellence Score (JES) to measure CX quality, combining disparate data points such as survey results, complaints, individual interaction sentiment, and behavioral data such as journey duration, the channels used, and complexity scores.” JES uniquely offers a consistent method of gauging the quality of customer experience, thus enabling organizations to easily and quickly identify gaps and bottlenecks in customers' journeys. With JES, organizations are empowered to shape future journeys via the insights captured and predict potential outcomes.

To access a complimentary copy of the report, please click here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.